ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

January 9, 2015	Adam M. Schlichtmann 617-951-7114 617-235-7346 fax adam.schlichtmann@ropesgray.com

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	State Street Institutional Investment Trust (the “Trust”) (Registration Nos. 333-30810 and 811-09819)
Post Effective Amendment Number 64 to the Trust’s Registration Statement on Form N-1A Filed on August 1, 2014, Pursuant to Rule 485(a) under the Securities Act of 1933, as Amended

Ladies and Gentlemen:

This letter provides the Trust’s response to comments on the above-referenced amendment to the Registration Statement of the Trust relating to the State Street Clarion Global Infrastructure & MLP Fund (the “Fund), a series of the Trust, that Ms. Stephanie Hui provided by telephone to Adam Schlichtmann on September 17, 2014 and December 18, 2014. For convenience of reference, each of the comments is summarized before the Trust’s responses. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Registration Statement.

Prospectus Comments

1.	Because the fee table was blank in the 485(a) filing, please provide the fee table prior to filing the 485(b) amendment.

Response: The fee table is included below.

January 9, 2015

Fee table

Shareholder Fees (fees paid directly from your investment)

	Class A		Class C	Class I	Class K
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	5.25%		None	None	None
Maximum Deferred Sales Charge (Load) (as a percentage of the original offering price)	None	[1]	1.00%[2]	None	None

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)3

	Class A	Class C	Class I	Class K
Management Fee	0.90%	0.90%	0.90%	0.90%
Distribution and Shareholder Service (12b-1) Fees	0.25%	1.00%	0.00%	0.00%
Other Expenses	0.62%	0.62%	0.62%	0.42%
Total Annual Fund Operating Expenses	1.77%	2.52%	1.52%	1.32%
Fee Waiver and/or Expense Reimbursement[4]	(0.12)%	(0.12)%	(0.12)%	(0.12)%
Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement	1.65%	2.40%	1.40%	1.20%

[1]	A contingent deferred sales charge (“CDSC”) of 1.00% may be assessed on redemptions of Class A shares made within 18 months after purchase where no initial sales charge was paid at the time of purchase as part of an investment of $1,000,000 or more.
[2]	There is no CDSC on Class C shares redeemed more than one year after purchase. A 1% CDSC may be assessed on redemptions of Class C Shares during the first year only.
[3]	Amounts reflect the total expenses of the Portfolio and the Fund.
[4]	The fund’s investment adviser, SSgA Funds Management, Inc. (the “Adviser” or “SSgA FM”), is contractually obligated until April 30, 2016 to waive its management fee and/or to reimburse the Fund for expenses to the extent that the total expenses (exclusive of non-recurring account fees, extraordinary expenses, acquired fund fees, and distribution, shareholder servicing, and sub-transfer agency fees) exceed 1.20% of average daily net assets on an annual basis. This waiver and/or reimbursement may not be terminated during the relevant period except with the approval of the fund’s Board of Trustees.

2.	Confirm supplementally that the Fund will be a feeder fund in a master-feeder structure and whether the predecessor fund is the predecessor to the master fund rather than the Fund. If the predecessor fund is the predecessor to the master fund, revise the disclosure in the Portfolio Turnover section and the Performance section to refer to the master fund where applicable.

The Fund has consulted with CBRE Clarion Securities LLC (“CBRE Clarion”) regarding the following and bases its responses to comments 2 and 3 on information provided by CBRE Clarion.

January 9, 2015

Response: The Registrant confirms that the Fund will be a feeder fund in a master/feeder structure. The master fund is the SPDR Clarion Global Infrastructure & MLP Portfolio (whose name is expected to change to State Street Clarion Global Infrastructure & MLP Portfolio), a series of SSgA Active Trust.

The predecessor fund will contribute all of its assets to the Fund, which will in turn contribute all of its assets to the master fund. The Registrant believes its disclosure is appropriate because the predecessor fund can be viewed as the performance predecessor to the Fund under the MassMutual Institutional Funds (Sept. 28, 1995) no action letter and the Fund can be viewed as the performance predecessor to the master fund under the Managers Core Trust (Jan. 28, 1993) no action letter.

As a result, the disclosure in the section titled Portfolio Turnover reads, “During the most recent fiscal year, the performance predecessor to the Fund (the “predecessor fund”) had a portfolio turnover rate of 99.5%.” The disclosure in the section titled Performance says “The performance shown in the bar chart and performance table below for all periods is the performance of the Fund’s performance predecessor.”

3.	In light of the changes made to the Fund’s investment strategy, confirm supplementally that the Fund’s strategy in all material respects will be the same as that of the predecessor fund.

Response: CBRE Clarion, the investment adviser to the predecessor fund and subadviser to the Fund, has confirmed to the Fund that the Fund will be managed in a way that is in all material respects equivalent to the management of the predecessor fund.

4.	In the prospectus, please identify the date on which the assets of the predecessor fund are contributed to the mutual fund.

Response: The Registrant confirms that the date will be included in the prospectus, and is expected to be in January 2015.

5.	Please ensure that strategy and risk disclosure is harmonized between the Fund and the master fund.

Response: The Registrant confirms that it intends for the Fund’s strategy and risk disclosure to be consistent with that of the master fund.

January 9, 2015

6.	Please consider whether the Fund’s concentration policy should include a reference to the real estate industry.

Response: The Registrant believes that the Fund’s fundamental policy regarding concentration is appropriate in light of the manner in which the Fund intends to invest.

*    *    *

The Trust acknowledges the following: (i) the Trust is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Securities and Exchange Commission (“SEC”) Staff comments or changes to disclosure in response to such comments in the filings reviewed by the SEC Staff do not foreclose the SEC from taking any action with respect to the filing; and (iii) the Corporation may not assert SEC Staff comments as defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Please feel free to contact me at 617-951-7114 to discuss any questions or comments you may have regarding the foregoing responses. Thank you for your assistance.

Sincerely,

/s/ Adam M. Schlichtmann
Adam M. Schlichtmann